

July 13, 2011

<u>Via Facsimile</u>
Mr. W. Kim Foster
Chief Financial Officer
FMC Corporation
1735 Market Street
Philadelphia, PA 19103

> **Re:** **FMC Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 5, 2011**
> **File No. 001-02376**

Dear Mr. Foster:

We have reviewed your response letter dated June 14, 2011 and have the following comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26</u>

<u>Critical Accounting Policies, page 45</u>
<u>Pensions and other postretirement benefits, page 46</u>

1.   We note your response to our prior comment five. However, we continue to believe that you should revise future filings to include a more specific discussion of the underlying reasons for changes in your discount rate. In addition, although changes in your discount rate are captured in your current year net actuarial loss or gain, the impact of other estimates are also included in this amount. Given that your discount rate is a significant estimate, we continue to believe that you should revise your disclosure to specifically disclose and quantify how changes in your discount rate impacted your current year results and plan estimates.

Item 8. Financial Statements and Supplementary Data, page 50

Note 18 – Commitments, Guarantees and Contingent Liabilities, page 94
Contingencies, page 95

2.   We note your response to our prior comment nine; however we continue to believe that
        you should further revise your disclosure in future filings. For any matter in which you
        believe it is reasonably possible that the outcome could have a material effect on your
        financial statements, your disclosures should include a specific and comprehensive
        discussion of the nature of the matter. These items should also be considered in the
        disclosure of your estimate of the amount or range of potential losses. To the extent that
        it is not possible for you to estimate the loss or range of loss, then that determination
        should be disclosed.

Note 19 – Business Segment and Geographic Data, page 97

3.   We note your response to our prior comment ten. Please help us understand the
        differences in the product line groups you intend to include in future filings and those
        disclosed on page three. In addition, given your disaggregated disclosure of the products
        and sales in your Agricultural Products segment on pages three and six, please further
        explain what consideration you have given to including more disaggregated disclosures
        of the product line revenues in this segment.

        Please respond to this letter within ten business days by providing the requested
information or by advising us when you will provide the requested response. If you do not
believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may
have additional comments.

        You may contact Dale Welcome at (202) 551-3865 or Tricia Armelin at (202) 551-3747
if you have questions regarding these comments.

                                                Sincerely,

                                                /s/ John Cash

                                                John Cash
                                                Accounting Branch Chief